HCA Healthcare, Inc.

HCA Inc.

One Park Plaza

Nashville, Tennessee 37203

June 9, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HCA Healthcare, Inc. and HCA Inc.
Registration Statement on Form S-4 (File No. 333-272298)

To Whom It May Concern:

With respect to the above-referenced registration statement (the “Registration Statement”), and in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement, so that it will be declared effective at 9:00 a.m. (Eastern Time) on June 13, 2023, or as soon as practicable thereafter.

Please contact David Lopez of Cleary Gottlieb Steen & Hamilton LLP, counsel to HCA Healthcare, Inc. and HCA Inc., at (212) 225-2632, or via email at dlopez@cgsh.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

HCA HEALTHCARE, INC.

By:	/s/ John M. Franck II
Name:	John M. Franck II
Title:	Vice President - Legal and Corporate Secretary

HCA INC.

By:	/s/ John M. Franck II
Name:	John M. Franck II
Title:	Vice President - Legal and Corporate Secretary

cc:	David Lopez

Cleary Gottlieb Steen & Hamilton LLP

(212) 225-2632